TRINITY WEALTH SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2024

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5

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SEC FILE NUMBER

8-52801

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ____01/01/24____ AND ENDING ____12/31/24____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Trinity Wealth Securities, LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

401 South 12th Street, Unit 2

(No. and Street)

Tampa	FL	33602
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jason Mickool	(813) 333-1683	jason.mickool@floridafa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Holt & Patterson, LLC

(Name – if individual, state last, first, and middle name)

260 Chesterfield Industrial Blvd	Chesterfield	MO	63005
(Address)	(City)	(State)	(Zip Code)
02/24/2009		3372	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Jason Mickool_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Trinity Wealth Securities, LLC_____, as of _12/31_____, 2 _024_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

RABAEL JUNEJO
MY COMMISSION # HH 525042
EXPIRES: May 8, 2028

Signature: _____

Title: _____
President

Notary Public 12/31/2024

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TRINITY WEALTH SECURITIES, LLC

TABLE OF CONTENTS



HOLT &

PATTERSON,
LLC
CERTIFIED
PUBLIC
ACCOUNTANTS

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To Management
of Trinity Wealth Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Trinity Wealth Securities, LLC as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Trinity Wealth Securities, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Trinity Wealth Securities, LLC's management. Our responsibility is to express an opinion on Trinity Wealth Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Trinity Wealth Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Statement of Net Capital (Schedule I) and Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (exemption) (Schedule II) have been subjected to audit procedures performed in conjunction with the audit of Trinity Wealth Securities, LLC's financial statements. The supplemental information is the responsibility of Trinity Wealth Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Holt & Patterson, LLC

We have served as Trinity Wealth Securities, LLC's auditor since 2018.

Chesterfield, MO

February 24, 2025

TRINITY WEALTH SECURITIES, LLC

Statement of Financial Condition
December 31, 2024

ASSETS

Cash	$	1,250,641
Prepaid and Other Assets		192,152
Total Assets	$	1,442,793

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts Payable	$	5,975
Commissions Payable		242,757
Due to Related Party		17,100
Total Liabilities		265,832

MEMBER'S EQUITY

Total Member's Equity		1,176,961
Total Liabilities and Member's Equity	$	1,442,793

TRINITY WEALTH SECURITIES, LLC

Statement of Operations
For the Year Ended December 31, 2024

REVENUES

Commissions	$	9,171,314
Total Revenues		9,171,314

EXPENSES

Commission Expense	4,079,272
Insurance Expense	6,548
Office Expense	6,324
Occupancy Expenses	10,800
Professional Fees	78,779
Regulatory Fees	72,657
Total Expenses	4,254,380

NET INCOME	$	4,916,934

TRINITY WEALTH SECURITIES, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2023

	Total Member's Equity
Beginning Balance January 1, 2024	$ 800,027
Net Income	4,916,934
Distributions to Member	(4,540,000)
Ending Balance December 31, 2024	$ 1,176,961

TRINITY WEALTH SECURITIES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$ 4,916,934
Adjustments to reconcile net loss to net cash	
used in operating activities:	
(Increase) decrease in assets	
Prepaid and Other Assets	(156,167)
Increase (decrease) in liabilities	
Accounts Payable	(4,012)
Commissions Payable	159,075
Total adjustments	(1,104)
Net cash provided by operating activities	4,915,830

CASH FLOWS FROM FINANCING ACTIVITIES:

Distributions to Member	(4,540,000)
Net cash used in financing activities	(4,540,000)
Net Increase in cash	375,830
Cash at beginning of year	874,811
Cash at end of year	$ 1,250,641

Supplemental Disclosures of Cash Flow Information

Cash Paid During the Year For:	
Interest	$ -
State income taxes	$ -

TRINITY WEALTH SECURITIES, LLC

Notes to Financial Statements
December 31, 2024

Note 1: ORGANIZATION

Trinity Wealth Securities, LLC (the "Company" or "TWS") was organized on June 12, 2000, and provides services as a registered broker and dealer. The Company is registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"). The Company is wholly owned by Florida-Trinity Holdco, LLC ("Parent") and has elected "S" Corporation status for tax purposes.

The Company operates as an introducing broker and primarily deals in mutual funds and variable annuities. The Company files an Exemption Report relying on the 15c-3-3 (k)(1) exemption provision.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(b) Cash

The Company maintains its cash in bank deposit accounts which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. All the Company's cash is held at high credit quality financial institutions.

(c) Basis of Accounting

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses the accrual basis of accounting for financial statement purposes.

(d) ASC 606 Revenue Recognition

The Company accounts for revenue recognition in accordance with ASU 2014-09, Revenue from Contracts with Customers (ASC Topic 606). This guidance provides a comprehensive model for entities to use in accounting for revenue arising from contracts with customers.

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of with the Company expects to be entitled in exchange for the promised goods or services.

The reportable segments of revenue generated by the Company are described below:

TRINITY WEALTH SECURITIES, LLC

Notes to Financial Statements
December 31, 2024

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mutual Fund and Variable Annuity Commissions: The company generates revenue from selling mutual funds (application way) and variable life insurance or annuities. The revenues are deemed to be generated at a point in time at the time of sale.

   (e) Accounts Receivable

Accounts receivable are reported at the amount management expects to collect from outstanding balances. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. As of December 31, 2024, no valuation allowance was deemed necessary. This departure from U.S. GAAP is immaterial to the financial statements as a whole.

   (f) Income Taxes

The Company is a Limited Liability Company and has elected to be taxed as an "S" Corporation for both federal and state tax purposes. Consequently, the tax effects of the Company's income or loss are passed through to the member and reported on the member's income tax return.

The Company adopted the standards for Accounting for Uncertainty in Income Taxes, which required the Company to report uncertain tax positions and to adjust its financial statements for the impact thereof. As of December 31, 2024, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statute of limitations in the applicable jurisdiction. The Company is subject to examination by the taxing agencies for fiscal years ending December 31, 2022, 2023 and 2024.

Note 3: FAIR VALUE MEASUREMENTS

The Company had no financial instruments to measure for fair value as of December 31, 2024.

Note 4: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company does not anticipate nonperformance by any of the counterparties.

Note 5: RELATED PARTIES

The Company has an expense sharing agreement with Florida Financial Advisors, Inc. ("FFA"), which is an affiliated entity through common ownership. The expense share covers rent, office supplies, telephone and internet expenses. During the year ended December 31, 2024, the amount paid to the affiliate pursuant to the expense share agreement was $17,100. The amount due to FFA at December 31, 2024 was $17,100.

Notes to Financial Statements
December 31, 2024

Note 6: NET CAPITAL REQUIREMENT

The Company is subject to the uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires the maintenance of both minimum net capital and a maximum ratio of aggregate indebtedness to net capital. Minimum net capital is the greater of $5,000 or 6 2/3 percent of aggregate indebtedness which in this case is $17,722. As of December 31, 2024, the Company's net capital of $1,015,325 exceeded the minimum net capital requirement of $17,722 by $997,603, and the Company's ratio of aggregate indebtedness of $265,832 to net capital was 0.26:1 which is less than the 15:1 maximum ratio required.

Note 7: LEASE OBLIGATIONS

In accordance with FASB ASU 2016-02, the Company is required to recognize a lease liability and a right-of-use asset for all leases at the commencement date (with the exception of short-term leases). As of December 31, 2024, the Company did not have a long-term lease commitment. During the year ended December 31, 2024, rent and occupancy costs totaled $10,800.

Note 8: COMMITMENTS AND CONTINGENCIES

The Company has certain contingent liabilities and is party to various claims arising in the ordinary course of business. Management is of the opinion that all such matters are without merit or are of such kind, or involve such amounts, that unfavorable disposition would not have a material effect on the financial position of the Company.

Note 9: SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from December 31, 2024, through February 24, 2025, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements, nor have any subsequent events occurred, the nature of which would require disclosure.

TRINITY WEALTH SECURITIES, LLC

Schedule I
Statement of Net Capital
December 31, 2024

	Focus 12/31/24	Audit 12/31/24	Change
Members' Equity, December 31, 2024	$ 1,176,961	$ 1,176,961	-
Less: Non-allowable Assets			
Prepaid and Other Assets	161,636	161,636	-
Tentative net capital	1,015,325	1,015,325	-
Haircuts	-	-	-
Undue Concentration	-	-	
NET CAPITAL	1,015,325	1,015,325	-
Minimum Net Capital	17,722	17,722	-
Excess Net Capital	$ 997,603	$ 997,603	-
Aggregate indebtedness	$ 265,832	$ 265,832	-
Ratio of Aggregate Indebtedness to Net Capital	.26:1	.26:1	

Reconciliation: There were no noted differences between the audited financial statements and the focus filed at December 31, 2024.

TRINITY WEALTH SECURITIES, LLC

December 31, 2024

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation
according to the provision of Rule 15c3-3(k)(1) for the year ending December 31, 2024.

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control
requirements under the (k)(1) exemptive provision for the year ending December 31, 2024.



HOLT & PATTERSON, LLC

CERTIFIED
PUBLIC
ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management
of Trinity Wealth Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Trinity Wealth Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Trinity Wealth Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (exemption provision) and (2) Trinity Wealth Securities, LLC stated that Trinity Wealth Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Trinity Wealth Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Trinity Wealth Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Holt & Patterson, LLC
Chesterfield, MO

February 24, 2025



Trinity Wealth Securities, LLC's Exemption Report

Exemption Provision Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2024

Trinity Wealth Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240 7a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Trinity Wealth Securities, LLC. Claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(1).

Trinity Wealth Securities, LLC met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

Trinity Wealth Securities, LLC

I, Jason Mickool, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Jason Mickool

Jason Mickool

Chief Compliance Officer